

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2011

<u>Via E-mail</u>
Joseph P. Payne
President and Chief Executive Officer
Eloqua Limited
1921 Gallows Road, Suite 250
Vienna, VA 22182

>   **Re:**   **Eloqua Limited**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 30, 2011**
>   **File No. 333-176484**

Dear Mr. Payne:

   We have reviewed the above-referenced filing and the related response letter dated September 29, 2011, and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 20, 2011.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates</u>

<u>Accounting For Stock-Based Compensation</u>

<u>Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock, page 56</u>

1.   We note your response to prior comment 14 that the discount rate is one of the most significant assumptions that would be useful to an investor in assessing the Company's option grants, and it is determined based on the expected venture capital rate of return for a company at the Company's stage of development. We further note that a discount rate of 35% has been used as of each valuation date. Please disclose the factors you considered in determining that the Company's stage of development has not changed during the period January 2009 through August 2011, taking into account the Company's growth in revenues during this period and the longer operating history.

2.   We note your disclosures that the increase in market multiples has been a contributing factor to the increase in fair value of your common stock during the past year. Tell us what consideration you have given to disclosing the multiples used in your market-based

approach for each valuation performed during the past year. Further, tell us how the benchmarked companies used in the IPO scenario compare to the group of similar publicly traded companies you used to determine volatility.

Results of Operations

Comparison of Years Ended December 31, 2008, 2009 and 2010

Income Tax Benefit (Expense), page 70

3.   Please disclose any uncertainties relating to your intercompany service contracts and ultimate realization of your deferred tax assets that you reasonably expect could have a material unfavorable impact on future results of operations.

Business, page 79

4.   Please expand your disclosure in the relevant sections to briefly disclose, consistent with your response to prior comment 23, the criteria used in selecting the representative lists of customers on pages 2, 80 and 92.

5.   Please revise your disclosure to define your reference to "deep" customer relationships in a manner consistent with your response to prior comment 24, as the meaning of this subjective term in the context used is unlikely to be universally understood.

Customer Case Studies, page 93

6.   We have reviewed the e-mail strings you submitted in response to comment 25 and we reissue our comment. As previously requested, please provide us with appropriate written statements on company letterhead from an executive of each of the companies featured as a case study. The statement from each executive should identify the name and title of the executive and should indicate that they have read the applicable prospectus text and that the prospectus text concerning their company and its experiences with your products and services is accurate and complete.

Alliances, page 95

7.   We refer to prior comment 26. Tell us whether you considered expanding your description of the terms of any written agreements you have with your partners so as to discuss such material terms as the term of the agreements and termination provisions.

Legal Proceedings, page 101

8.   We refer to prior comment 28. In light of your response that the monetary damages sought by the plaintiff exceed 10% of your current assets on a consolidated basis, there does not appear to be a basis for your statement that you do not believe that any legal

proceedings, if determined adversely to you, would individually or in the aggregate have a material adverse effect on your business, operating results, financial condition or cash flows. Please revise or advise. Please also clarify your disclosures accordingly in your Legal Matters note on page F-41, and tell us what consideration you have given to disclosing any uncertainties resulting from an adverse outcome that are reasonably likely to have an impact on your liquidity in your Liquidity and Capital Resources discussion on page 74.

9.   In addition, please tell us what consideration you gave to disclosing the amount of monetary damages sought by iHance, if known.

Executive Compensation

Cash Performance Bonuses, page 112

10.   Please refer to prior comment 29. Please describe the specific elements of individual performance that resulted in an increase in Mr. Clarke's base salary for 2011.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Katherine Wray for

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
         Christopher J. Austin, Esq.
         Goodwin Procter LLP